DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com Christopher C. Paci Christopher.paci@dlapiper.com T 212.335.4970 F 212.884.8470

June 25, 2020

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attention: Matthew Derby

Re:         IBEX Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted January 31, 2020
CIK No. 0001720420

Dear Mr. Derby:

This letter is submitted on behalf of IBEX Limited (“IBEX” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1 confidentially submitted on January 31, 2020 (the “Registration Statement”), as set forth in your letter dated February 14, 2020 addressed to Robert Dechant, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 2.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

United States Securities and Exchange Commission
June 25, 2020

Prospectus Summary
Overview, page 1

1.
Your disclosure states that you have experienced above-average growth rates in recent years. To provide context, please clarify what measure is growing and what you are using as a comparison to conclude that the growth rate is above-average.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 1 of Amendment No. 2 to specify that the Company is referring to revenues when discussing above-average growth rates. The Company respectfully advises the Staff that in asserting that the Company has experienced above-average revenue growth rates, it is comparing its revenue growth to the growth rates experienced by the broader customer care outsourcing industry.  As disclosed on page 8 of Amendment No. 2, over the last five years, the Company’s revenues have increased at a compound annual growth rate of 10.1%, growing from $227.4 million in the fiscal year ended June 30, 2014 to $368.4 million in the fiscal year ended June 30, 2019. As disclosed on page 8 of Amendment No. 2., International Data Corporation, a leading information technology research firm, estimated that the business process outsourcing services industry grew at a compound annual growth rate of 2.9% between 2015 and 2020.

Capitalization, page 55

2.
We note your disclosure that your pro forma as adjusted basis gives effect to the application of estimated net proceeds of the offering as described under Use of Proceeds. However, your disclosure under Use of Proceeds indicates that you have no binding obligations to enter into any of the acquisitions or investments that you describe. Please clarify whether you intend to use proceeds to pay down your debt. If so, please revise the Use of Proceeds disclosure to be consistent with the pro forma disclosures presented in this table.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 63 and 65 of Amendment No. 2 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Overview, page 64

3.
We note your revised disclosure in response to prior comment 2. Please further clarify how you define a high growth client, and whether your Velocity clients are also Fortune 500 companies. If not, please provide further context to the size of these companies.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, the Company has modified its disclosure to refer to Velocity clients as “New Economy” clients. When referring to its New Economy “high growth clients,” the Company is referring to those clients that, in the Company’s judgment, are experiencing high degrees of top-line growth which, in turn, drives significant increases in such companies’ volume requirements for customer care BPO solutions. While many of these New Economy clients are smaller, fast growing companies, there are several Fortune 500 companies within that group, such as Amazon and one of the leading ride-sharing companies in the United States. The Company has modified its disclosure on page 75 through 76 of Amendment No. 2 accordingly.

United States Securities and Exchange Commission
June 25, 2020

Consolidated Financial Statements
Notes to Financial Statements
19.5 Restricted Stock Award Program, page F-68

4.
Your response to prior comment 9 indicates that the fair value of the Company’s common shares used in the determination of the fair value of restricted shares granted in the year ended June 30, 2019 was $0.61 per common share. Revise your Critical Estimates and Judgments disclosures to describe the valuations methods used to estimate the market value of shares of common stock. In this regard, the disclosure should describe the methods utilized and explain why the valuation of your shares of common stock are significantly below the valuation of your preferential shares. Further, explain whether the methods employed will change as you approach the launching of your IPO.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure in the first paragraph under “Critical Accounting Estimates and Judgments –Accounting Estimates – Market value of common shares / fair market value of warrants” on pages 86 through 89 and pages F-43 through F-46 of Amendment No. 2 as follows:

“As the Company is not listed on a public marketplace, the calculation of the market value of its common shares is subject to a greater degree of estimation in determining the basis for any share awards that the Company may issue.

For purposes of determining the historical share-based compensation expense, the Company used the Monte Carlo simulation to calculate the fair value of the restricted stock awards (the “RSAs”) on the grant date. The determination of the grant date fair value of the RSAs using a pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated fair value of the common shares, the expected price volatility of the common shares over the expected term of the RSAs and exercise and cancellation behaviors, each of which are estimated as follows:

United States Securities and Exchange Commission
June 25, 2020

•
Fair value of the Company’s common shares. Because the Company’s common shares are not publicly traded, the Company must estimate the fair value of the common shares, as discussed in “Valuations of Common Shares” below.

•
Volatility. Since there is no trading history for the Company’s common shares, the expected price volatility for the common shares was estimated using the average historical volatility of the shares of our industry peers as of the grant date of  the Company’s RSAs over a period of history commensurate with the expected life of the awards. To the extent that volatility of the share price increases in the future, the estimates of the fair value of the awards to be granted in the future could increase, thereby increasing share-based payment expense in future periods. When making the selection of the industry peers to be used in measuring implied volatility of the RSAs, the Company considered the similarity of their products and business lines, as well as their stage of development, size and financial leverage. The Company intends to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of the Company’s own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•
Expected life of the RSAs. The Company calculated the weighted-average expected life of the RSAs to be four years based on management’s best estimates regarding the effect of vesting schedules. RSAs granted may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Valuations of Common Shares

Given the absence of an active market for the Company’s common shares, the Company was required to estimate the fair value of its common shares at the time of each grant. The Company considered objective and subjective factors in determining the estimated fair value of its common shares on each RSA grant date. Factors considered by the Company included the following:

•	third-party valuations of the Company’s common shares

•	the lack of marketability of the Company’s common shares;

•	the Company’s historical and projected operating and financial performance;

•	the Company’s introduction of new services;

•	the Company’s stage of development;

United States Securities and Exchange Commission
June 25, 2020

•	the global economic outlook and its expected impact on the Company’s business;

•	the market performance of comparable companies; and

•	the likelihood of achieving a liquidity event for the common shares underlying the awards, such as an initial public offering or sale of the Company, given prevailing market conditions.

The Company determined valuations of its common shares for purposes of granting awards through a two-step valuation process described below. The Company first estimated the value of its equity. The Company utilized the income and market approaches to estimate its equity value.  Then, the Company’s equity value was allocated across the Company’s various equity securities to arrive at a value for the common shares. The income approach, which relies on a discounted cash flow (“DCF”) analysis, measures the value of a company as the present value of its future economic benefits by applying an appropriate risk-adjusted discount rate to expected cash flows, based on forecasts of revenue and costs.

The Company used two forms of the market approach to determine a fair market value for its equity: (i) the guideline public company method (the “GPCM”) and (ii) the merger and acquisition method (the “MAM”).

The GPCM involves the review of pricing and performance information for public companies deemed generally similar to a subject company and subject to similar industry dynamics. The MAM consists of a review of transactions involving similar companies over the last five years.  The valuation conclusion was based on the income approach (using DCF analysis), GPCM, and MAM.  The Company assigned more weight to the DCF as it better reflected the Company’s operations and less weight to the GPCM and MAM. More specifically, less weight was assigned to the MAM as compared to the GPCM given the limited number of transactions involving comparable companies, which made the MAM less meaningful relative to the GPCM.

For each valuation report, the Company first prepared a financial forecast to be used in the computation of the enterprise value using the income approach. The financial forecasts took into account the Company’s past experience and future expectations. Second, the risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates. Third, the Company allocated the resulting equity value among the securities that comprise its capital structure. The aggregate value of the common shares was then divided by the number of common shares outstanding to arrive at the per share value.

United States Securities and Exchange Commission
June 25, 2020

Since the fair value of the Company’s common shares has been determined partially by using the DCF analysis, the valuations have been heavily dependent on the Company’s estimates of revenue, costs and related cash flows. These estimates are highly subjective and may change frequently based on both new operating data as well as various macroeconomic conditions that impact the Company’s business. Each of the valuations was prepared using data that was consistent with the Company’s then-current operating plans that the Company was using to manage its business.

In addition, the DCF calculations are sensitive to highly subjective assumptions that the Company was required to make relating to its financial forecasts and the selection of an appropriate discount rate, which was based on the Company’s estimated cost of equity.

The Company’s discount rate was determined based on the stage of development at each valuation date and was quantified based on a risk-free discount rate for government debt, capital markets risk, the Company’s sector and size.

The Company granted 2,373,374 restricted share awards at a fair value of $0.61 per restricted common share in December 2018. The fair value of the restricted common shares was based on a Monte Carlo simulation, which can be considered a form of the probability weighted expected return method (“PWERM”), using an equity value as determined via the income approach (present value of discounted cash flows) and the market approaches (guideline public company method and mergers and acquisition method).

On December 22, 2018, the preference shares were entitled to an aggregate of $149.2 million in participating and non-participating preference. This amount was significantly higher than the fair value of the Company as determined by the Board of Directors as of November 30, 2018 on the basis of the independent valuation referred to in the previous paragraph. Because the common shares are not entitled to any distribution until the applicable preferences are satisfied, the fair value of the common shares was significantly lower than the fair value of the preference shares on November 30, 2018.”

The Company respectfully advises the Staff that, on December 22, 2018, the Company granted a number of restricted common shares at a fair value of $0.61 per share.  The fair value of the common shares was determined using the income approach (present value of discounted cash flows) and the market approach (guideline public company method and mergers and acquisition method). The fair value was also supported by a third-party, independent valuation performed as of November 30, 2018.

United States Securities and Exchange Commission
June 25, 2020

The MAM method included transactions involving similar companies over the last five years.  However, as a result of the COVID-19 pandemic, the economic landscape and outlook were significantly different as of the valuation date compared to the effective dates for the transactions involving comparable companies. Therefore, the Company did not utilize the MAM method in the March 31, 2020 valuation.

The Company wishes to call to the Staff’s attention that it has added the following updating disclosure in Note 19 to its Unaudited Condensed Consolidated Financial Statements with respect to the modification of certain restricted share awards that occurred on December 23, 2019 and January 28, 2020 and the accounting therefor:

“On December 23, 2019, the Company entered into amendments to the restricted share awards with certain members of management and directors (the ‘2019 RSA Amendments’) covering an aggregate of 103,264 restricted common shares. The terms of the original restricted share awards provided for vesting upon an initial public offering on a public exchange in the United States by December 31, 2019.  The 2019 RSA Amendments provide for an extension of the date by which such initial public offering must occur to June 30, 2020. If the incremental fair value per share were to be recognized, it would be recorded over the vesting period that is dependent on the occurrence of a Trigger Event by June 30, 2020. Because there is a greater than 50% probability that neither an IPO nor a Change of Control that qualifies as a Trigger Event will occur by June 30, 2020, the Company has not recorded any additional share-compensation expense as a result of the December Modification.

On January 28, 2020, the board of directors of the Company deemed certain performance triggers to be achieved with respect to restricted share awards with certain members of management and directors (the ‘2020 RSA Amendments’) covering an aggregate of 67,176 restricted common shares. The terms of the valuation trigger associated with such RSAs were not modified. Although certain of the common shares subject to the RSAs were revalued as a result of the 2020 RSA Amendments, such revaluation did not result in the recognition of any additional share-based compensation expense.”

In addition, the Company respectfully informs the Staff that, subject to completion of an updated independent valuation of the fair value of the restricted common shares as of June 2020 and approval by its Board of Directors, the Company currently intends to enter in the near future into amendments (“2020 RSA Amendments”) to the restricted share awards that were the subject of the 2019 RSA Amendments. It is expected that the 2020 RSA Amendments will provide for an extension of the date by which an initial public offering on a public exchange in the United States must occur to December 31, 2020. This modification to the terms of such restricted share awards will be accounted for, in accordance with IFRS 2 – Share Based Payments, on the basis of the fair value of the such awards at the date of modification, utilizing the same valuation methodologies (income approach and market approach) as those referred to above, consistently applied, supported by the independent valuation referenced in the first sentence of this paragraph.

United States Securities and Exchange Commission
June 25, 2020

Finally, the Company wishes to draw the Staff’s attention to the new disclosure on pages 162 through 168 in Amendment No. 2, under the heading “Management – IBEX Limited 2020 Long Term Incentive Plan,” with respect to the 2020 Long Term Incentive Plan adopted by its Board of Directors and approved by its shareholders on May 20, 2020. Subject to completion of the updated independent valuation referenced in the preceding paragraph and approval by the Compensation Committee of its Board of Directors, the Company currently intends to award options to purchase its common shares to members of its senior management in the near future.  Such option grants will provide for an exercise price equal to the fair value of the common shares at the date of grant, as determined utilizing the same valuation methodologies (income approach and market approach) as those referred to above, consistently applied, supported by the previously referenced independent valuation. In addition, it is expected that the Board of Directors will authorize a pool of options under the 2020 Long Term Incentive Plan to be reserved for grant in conjunction with the initial public offering at an exercise price equal to the price to the public in the offering.

 As the Company approaches an initial public offering, the fair value of the restricted common shares will depend on the equity value of the business at that time and the satisfaction of applicable preference, and will be determined utilizing the same valuation methodologies (income approach and market approach) as those referred to above, consistently applied.

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[Signature page immediately follows.]

United States Securities and Exchange Commission
June 25, 2020

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4970.

Sincerely,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci
Partner

Enclosures

cc:	Robert Dechant, IBEX Limited Christy O’Connor, Esq., IBEX Limited Joseph C. Theis, Jr., Esq., Goodwin Procter LLP